                                                                    EXHIBIT 99.2

                                   DIONE PLC.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

                   FOR THE NINE MONTH ENDED 30 SEPTEMBER 2004

                                GBP IN THOUSANDS

                                     CONTENT

                                                                        PAGE
                                                                      --------

PROFIT AND LOSS ACCOUNT                                                   2

BALANCE SHEET                                                             3

CASH FLOW STATEMENT                                                       4

NOTES TO FINANCIAL STATEMENTS                                             5

                               - - - - - - - - - -

                                      2-1

                                                                       DIONE PLC
PROFIT AND LOSS ACCOUNT
--------------------------------------------------------------------------------
GBP IN THOUSANDS

                                                              NINE MONTHS ENDED
                                                               30 SEPTEMBER
                                                           --------------------
                                                            2004          2003
                                                           -------      -------
                                                                UNAUDITED
                                                           --------------------

TURNOVER                                                    27,343       12,742
Cost of sales                                              (15,766)      (7,109)
                                                           -------      -------

GROSS PROFIT                                                11,577        5,633

Selling and distribution costs                              (1,740)      (1,022)
Administrative and other expenses                           (5,926)      (4,514)
                                                           -------      -------

OPERATING PROFIT                                             3,911           97
Interest receivable and similar income                          21            5
Interest payable and similar charges                             -            -
                                                           -------      -------

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                3,932          102
Taxation benefit (expenses)                                   (288)         471
                                                           -------      -------

RETAINED PROFIT FOR THE FINANCIAL PERIOD                     3,644          573
                                                           =======      =======

The results for the year and the nine month periods are derived from continuing operations.

There are no recognized gains and losses other than those included in the profit and loss account.

                                      2-2

                                                                       DIONE PLC
BALANCE SHEET
--------------------------------------------------------------------------------
GBP IN THOUSANDS

                                                                    30 SEPTEMBER   31 DECEMBER
                                                                        2004           2003
                                                                    ------------   -----------
                                                            NOTES    UNAUDITED
                                                                    ------------

FIXES ASSETS
   Intangible assets                                                      435            266
   Tangible assets                                                      1,411            582
                                                                      -------        -------
                                                                        1,846            848
                                                                      -------        -------
CURRENT ASSETS
   Stocks                                                     3         1,128            965
   Debtors                                                    4         9,237          3,858
   Cash at bank and in hand                                             2,909          1,476
                                                                      -------        -------

Total current assets                                                   13,274          6,299

CREDITORS: amounts falling due within one year                5        (9,905)        (7,685)
                                                                      -------        -------
   NET CURRENT ASSETS/(LIABILITIES)                                     3,369         (1,386)
                                                                      -------        -------
Total assets less current liabilities                                   5,215           (538)
                                                                      -------        -------
CREDITORS: amounts falling due after more than one year       6        (3,875)        (2,579)

Net assets/(liabilities)                                                1,340         (3,117)
                                                                      =======        =======
CAPITAL AND RESERVES
   Called up share capital                                                138            138
   Share premium account                                                6,849          6,036
   Profit and loss account                                             (5,647)        (9,291)
                                                                      -------        -------
                                                                        1,340         (3,117)
                                                                      -------        -------
SHAREHOLDERS' FUND (DEFICIT)
   Attributable to - equity shareholders                               (6,032)       (10,489)
   Attributable to - non equity shareholders                            7,372          7,372
                                                                      -------        -------
                                                                        1,340         (3,117)
                                                                      =======        =======

These special purpose unaudited interim financial statements were approved by the board of directors on April 15, 2005 and were signed on its behalf by: S D
Gray.

                                      2-3

                                                                       DIONE PLC
CASH FLOWS STATEMENT
--------------------------------------------------------------------------------
GBP IN THOUSANDS

                                                                                NINE MONTHS ENDED
                                                                                  30 SEPTEMBER
                                                                             -----------------------
                                                                              2004             2003
                                                                             ------           ------
                                                                                    UNAUDITED
                                                                             -----------------------

NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES                           4,724             (493)

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
  Interest received                                                              21                5
  Interest element of finance lease rental payments                               -                -
  Interest paid                                                                   -                -
                                                                             ------           ------

NET CASH INFLOW FROM RETURNS ON INVESTMENT AND SERVICING OF FINANCE              21                5

                                                                             ------           ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
  Purchase of tangible fixed assets                                             (32)            (152)
  Purchase of intangible assets                                                (169)               -
  Sale of fixed assets                                                            -                -
                                                                             ------           ------

NET CASH OUTFLOW FROM INVESTING ACTIVITIES                                     (201)            (152)
                                                                             ------           ------

CASH INFLOW/(OUTFLOW) BEFORE FINANCING                                        4,544             (640)

FINANCING
  Capital element of finance lease rental payments                                -              227
  Repayment of Shareholder Loan                                              (3,111)               -
                                                                             ------           ------

NET CASH (OUTFLOW)/INFLOW FROM FINANCING                                     (3,111)             227

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                              1,433             (413)
                                                                             ======           ======

                                      2-4

                                                                       DIONE PLC
NOTES TO INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
GBP IN THOUSANDS

NOTE 1:-   BASIS OF PREPARATION

           The special purpose interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the
           Companies Act 1985. The special purpose interim financial
           statements have been prepared in accordance with applicable UK accounting standards, and under the historical cost accounting rules. The Interim financial statements have been prepared on the basis of the accounting policies set out in the Company's annual report for the financial year ended 31 December 2003.

NOTE 2:-   STOCKS

                                                   30 SEPTEMBER   31 DECEMBER
                                                        2004         2003
                                                   ------------   -----------
                                                     UNAUDITED
                                                   ------------
            Raw materials and consumables               282           244
            Finished goods and goods for resale         846           721
                                                      -----         -----
                                                      1,128           965
                                                      =====         =====

NOTE 3:-   DEBTORS: DUE WITHIN ONE YEAR

                                                   30 SEPTEMBER   31 DECEMBER
                                                        2004         2003
                                                   ------------   -----------
                                                     UNAUDITED
                                                   ------------
            Trade debtors                             8,576         3,069
            Deferred tax                                426           629
            Other debtors                               235            82
            Prepayment and accrued income                 -            78
                                                      -----         -----
                                                      9,237         3,858
                                                      =====         =====

NOTE 4:-   CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                   30 SEPTEMBER   31 DECEMBER
                                                        2004         2003
                                                   ------------   -----------
                                                     UNAUDITED
                                                   ------------
            Trade creditors                           4,612         1,118
            Other creditors                           1,162         3,565
            Accruals and deferred income              2,247         1,504
            Deferred income                           1,884         1,495
            Other                                         -             3
                                                      -----         -----
                                                      9,905         7,685
                                                      =====         =====

                                      2-5

                                                                       DIONE PLC
NOTES TO INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
GBP IN THOUSANDS

NOTE 5:-   CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                   30 SEPTEMBER   31 DECEMBER
                                                        2004         2003
                                                   ------------   -----------
                                                     UNAUDITED
                                                   ------------
            Obligations under finance leases
              and hire purchase contracts                   2             6
            Deferred income                             3,873         2,573
                                                        -----         -----
                                                        3,875         2,579
                                                        =====         =====

NOTE 6:-   PROFIT/ (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                                30 SEPTEMBER
                                                             ------------------
                                                               2004      2003
                                                             -------   --------
                                                                  UNAUDITED
                                                             ------------------
            Profit / (loss) on ordinary activities before
              taxation is stated after charging:
            Amortization of intangible fixed assets               -       132
            Depreciation of owned tangible fixed assets         193       165
            Rental payable under operating leases               255       249
            Research and development expenditures               291       246
            Other                                                 -         -
                                                              =====     =====

NOTE 7:-   SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED
           ACCOUNTING PRINCIPLE

           The financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("U.K.
           GAAP"), which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP").
           Differences which have an effect on the combined net profit and shareholders' fund (deficit) are set out below.

           EFFECT ON NET PROFIT/(LOSS) OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP:

                                                                30 SEPTEMBER
                                                             ------------------
                                                               2004      2003
                                                             -------   --------
                                                                  UNAUDITED
                                                             ------------------
           Net profit on ordinary activities after taxation
           Under U.K. GAAP                                     3,644       573

           Adjustment for:
             Development costs (i)                              (169)        -
             Imputed interest (iii)                             (152)     (152)
                                                              ------    ------
           NET PROFIT AS ADJUSTED FOR U.S. GAAP                3,323       421
                                                              ======    ======

                                      2-6

                                                                       DIONE PLC
NOTES TO INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
GBP IN THOUSANDS

NOTE 7:-   SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED
           ACCOUNTING PRINCIPLE (CONT.)

           EFFECT ON NET SHAREHOLDERS' FUND (DEFICIT) OF DIFFERENCES BETWEEN
           U.K. AND U.S. GAAP:

                                                                30 SEPTEMBER
                                                             ------------------
                                                               2004      2003
                                                             -------   --------
                                                                  UNAUDITED
                                                             ------------------

           Shareholders' fund (deficit) under U.K. GAAP        1,340     (4,111)

           Adjustment for:
             Development costs (i)                              (435)         -
             Preference shares (ii)                           (7,372)    (7,372)
                                                             -------    -------
           Shareholders' deficit as adjusted for U.S. GAAP    (6,467)   (11,483)
                                                             =======    =======

           (i)    Development costs:

                  Under U.K. GAAP development costs that meet the criteria to be capitalised in accordance with SSAP 13 have been
                  capitalised and will be amortized over their expected
                  useful lives. Under U.S. GAAP such development costs are
                  charged to the profit and loss account in the year they are incurred.

           (ii)   Preference shares:

                  Under U.K. GAAP, Preference shares of a single entity are
                  reported within Shareholders' Funds, even where those
                  shares are economically similar to debt. Under U.S. GAAP,
                  Preference Shares should be classified outside of
                  Shareholders' Funds if they are redeemable at fixed or
                  determinable price on a fixed or determinable date and at
                  the option of the holder. This applies to the Series A and
                  Series B preference shares.

           (iii)  Imputed interest:

                  Under U.S. GAAP there is a general presumption that a loan note's stipulated rate of interest is fair and reasonable
                  unless no interest rate is stated. As at 31 October 2002
                  the shareholder loan became non interest bearing, and so
                  interest was imputed for U.S. GAAP accounts. Interest has
                  been imputed at the fixed rate in the original loan
                  agreement under U.S. GAAP accounts. There was no effect to shareholders funds as the credit is accounted for as share premium account. During 2004 the Company repaid the
                  shareholder's loan in the amount of 3,111, the accrued
                  intersrt in the amount of 813 was forgiven by the
                  sharedolder and was credited against the share premium
                  account.

                                      2-7

                                                                       DIONE PLC
NOTES TO INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
GBP IN THOUSANDS

NOTE 7:-   SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED
           ACCOUNTING PRINCIPLE (CONT.)

           (iv)    Cash flows:

                   The cash flow statement is prepared in accordance with the
                   U.K. Financial Reporting Standard No. 1 Revised ("FRS 1"),
                   "Cash Flow Statements" for U.K. GAAP reporting. Its
                   objectives and principles are similar to those set out in
                   SFAS 95 "Statement of Cash Flows". The principal
                   differences between the standards is in respect of
                   classification. Under FRS 1 Revised, the group presents its cash flow for: operating activities, returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisition and disposals; equity
                   dividends paid; management of liquid resources and
                   financing. SFAS 95 requires only three categories of cash
                   flow activity: operating, investing and financing.

           SUMMARY CASH FLOW INFORMATION AS PRESENT IN ACCORDANCE WITH U.S. GAAP
           IS PROVIDED BELOW:

                                                               SEPTEMBER 30,
                                                            ------------------
                                                              2004      2003
                                                            -------   --------
                                                                 UNAUDITED
                                                            ------------------
           Cash was (used in)/provided by:
             Operating activities                           4,745        (488)
             Investing activities                            (201)       (152)
             Financing activities                          (3,111)        227
                                                           ------      ------

           Net increase/(decrease) in cash                  1,433        (413)
           Cash at the beginning of year                    1,476       1,230
                                                           ------      ------
           Cash at end of year                              2,909         817
                                                           ======      ======

           (v)     Reclassification of expenses

                   Under U.S. GAAP, certain selling and distribution expenses and administrative and other expenses under U.K. GAAP would be reclassified to cost of revenues and research and
                   development expenses. Under U.S. GAAP, cost of revenues,
                   research and development expenses, selling and marketing
                   expenses and general and administrative expenses for the
                   nine months ended September 30, 2004 were 17,676, 1,910,
                   2,267 and 1,748, respectively.

NOTE 8:-   POST BALANCE SHEET EVENT

           (i)     On 3 October 2004 the Company was entered into a sale and
                   purchase agreement with Lipman Electronic Engineering
                   Limited for the entire share capital of Dione plc. Lipman
                   Electronic Engineering Limited became the ultimate parent
                   company. The Company's share capital was restructured on the
                   3 of October 2004. The entire authorized and issued share
                   capital of the Company have converted to Ordinary shares of
                   1p each, carrying the same rights that are conferred to
                   Ordinary shares by the Company's articles of associations.

          (ii)     On 23 November 2004 the Company changed its status from Plc to Ltd.

                                      2-8